Exhibit 99.1

TNP LISTED NYSE.

2011 ANNUAL REPORT

WORLDWIDE ENERGY MOVERS

TEN LTD

TSAKOS ENERGY NAVIGATION LTD

Contents

Chairman's Letter	4
Board of Directors and Officers	6
Board Committees	7
Shareholder Information	7
Financial Statements	F pages

Chairman’s Letter

April 16, 2012

Dear Fellow Shareholders,

2011 marked the third year in the tanker industry’s down-cycle which produced very depressed charter rates and sharply lower ship values. Tsakos Energy Navigation (TEN) had operated profitably in every year since inception in 1993, but could not do so last year. The current down-cycle is the fourth for the tanker industry since 1993 and clearly the longest and most severe since the early 1980s.

It provides little comfort that TEN’s peers likewise have endured losses in the 2009-2011 period. Nevertheless it is encouraging that TEN has successfully controlled its operating expenses while at the same time it has maintained a high standard of operating performance. This result is a combination of the benefits derived from the joint venture of the Tsakos interests and Columbia Shipmanagement called Tsakos Columbia Shipmanagement and the highly effective oversight from the management of TEN.

Industry Outlook For 2012

The last three years have presented the tanker industry with a series of challenges. Capacity has far outstripped demand for tonnage arising from a dramatic increase in new ship deliveries. This relationship will continue in 2012 and probably 2013. At the same time cost pressures continue regarding lubricants, repairs, crew wages and very high bunker prices.

The broad economic backdrop remains unclear. The problems in Europe are very serious and well known; the recovery in the USA is encouraging but uncertain; the growth in Southeast Asia and South Korea is highly encouraging but vulnerable; other developing countries are continuing to expand, although the unrest in North Africa and the Middle East is a wild card. Oil demand has suffered from demand destruction amid highly elevated prices. The Iran factor suggests this could persist for some time.

TEN’s Strategy and Prospects

TEN has grown its fleet from four vessels in 1993 to fifty-one ships today including three new buildings to be delivered through 2015. The Company has obtained options for two conventional suezmax tankers and an additional LNG carrier to be declared no later than September 2012. The fleet is modern and young with an average age of 7.3 years compared with an industry average of 8.5 years.

The employment strategy has been built and maintained through long established relationships with several leading clients serving their diverse and future needs. This is reflected in its balanced fleet of 23 crude carriers ranging from VLCCs to Aframaxes; Suezmaxes including two DP2 shuttle tankers under construction; 26 product carriers of varying sizes; plus one LNG transporter and a further one on order with an option for another. Very importantly 21 of the vessels are ice-class which in some years are employed at substantial premiums.

This powerful combination of solid customer relationships built on quality service, a modern diversified fleet, and a sound financial base supported by a balanced employment policy provides confidence that TEN will emerge from the down-cycle as a major participant in the transport of energy.

The present mix of employment includes 31 vessels on time charter with either fixed rate or minimum rates with profit sharing clauses. The minimum revenues to be earned from these charters alone are $176.3 million in 2012, $125.5 million in 2013 and $77.7 million in 2014. Additionally TEN, will generate revenues from those charters expiring in the interim, profit-sharing benefits and 17 vessels earning spot market rates.

TEN believes the business plan is very sound. The combination of virtually full employment evidenced by the operating rate averaging 97.4% over the past three years and its solid balance sheet will provide the springboard to a very bright future once the tanker industry’s supply/demand position returns to a normal balance.

TEN’s shares are trading at the levels of 2002/2003 and only 42% of book value. Despite this very depressed valuation TEN has generated total returns of dividends and appreciation of 7.46% p.a. as compared with 3.94% p.a. for the S&P 500 index, since its 2002 listing on the NYSE and the related IPO, at an adjusted price of $7.50 per share.

Annual General Meeting

The Shareholders Annual General Meeting (AGM) will be held in Athens, Greece on May 31, 2012. We will be most pleased and honored if you join us on this occasion.

Yours sincerely,

D. John Stavropoulos Chairman of the Board

Board of Directors and Officers

D. JOHN STAVROPOULAS • CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was elected to the board of directors of Aspis Bank in Greece and served as its Chairman from July 2008 to April 2010. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a member on the EMEA Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst.

MICHAEL G. JOLLIFFE • DEPUTY CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Deputy Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services, mining and telemarketing. Mr. Jolliffe is Chief Executive Officer of Titans Maritime Ltd, a shipping company set up in joint venture between Tsakos/Jolliffe families and Anchorage Capital, a N.Y. fund manager. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr Jolliffe is also a director of InternetQ a telemarketing, multi player games and social content company quoted on the London AIM stock exchange as well as the Chairman of Papua Mining Plc, a gold and copper mining company quoted on the London AIM. Michael Jollife is also Chairman of StealthGas a shipping company owning 36 LPG ships and 4 product tankers and which is quoted on the NASDAQ stock exchange in New York.

PETER NICHOLSON, CBE • DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers. In 2010, Mr. Nicholson became a partner and chairman of a limited liability partnership, R.M.G. Wealth Management LLP. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004.

ARISTIDES A.N. PATRINOS, PH.D • DIRECTOR

Dr. Patrinos has been instrumental in advancing the scientific and policy framework underpinning key governmental energy and environmental initiatives. Dr. Patrinos is currently the Senior Vice President for Corporate Affairs at Synthetic Genomics, Inc., a privately-held company dedicated to developing and commercializing clean and sustainable biofuels that alleviate our dependence on petroleum, enable carbon sequestration and reduce greenhouse gases. Dr. Patrinos joined Synthetic Genomics in February 2006 and served as President till February 2011. He served in the U.S. Department of Energy’s Office of Science from December 1988 to February 2006 as associate director of the Office of Biological and Environmental Research, overseeing the department’s research activities in human and microbial genome research, structural biology, nuclear medicine, and global environmental change. Dr. Patrinos played a historic role in the Human Genome Project, the founding of the DOE Joint Genome Institute and the design and launch of the DOE’s Genomes to Life Program, a research program dedicated to developing technologies to use microbes for innovative solutions to energy and environmental challenges. Dr. Patrinos is a Fellow of the American Association for the Advancement of Science and of the American Meteorological Society, and a Member of the American Geophysical Union, the American Society of Mechanical Engineers, and the Greek Technical Society. He is the recipient of numerous awards and honorary degrees, including three Presidential Rank Awards and two Secretary of Energy Gold Medals, as well as an honorary doctorate from the National Technical University of Athens. A native of Greece, Dr. Patrinos received his undergraduate degree from the National Technical University of Athens, and a Ph.D. in mechanical engineering and astronautical sciences from Northwestern University.

FRANCIS T. NUSSPICKEL • DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He is a Certified Public Accountant in several U.S. states. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and from 2004 to 2007 was Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

WILLIAM A. O’NEIL, CMG, CM • DIRECTOR*

Mr. O’Neil is Secretary-General Emeritus of the International Maritime Organization, or IMO, the United Nations agency concerned with maritime safety and security and the prevention of pollution from ships. He was first elected Secretary-General of the IMO in 1990 and was re-elected four times, remaining Secretary-General until the end of 2003. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport and subsequently held senior positions during the construction and operation of the St. Lawrence Seaway Authority. He was appointed the first Commissioner of the Canadian Coast Guard where he served from 1975 until 1980 and then became President and Chief Executive Officer of the St. Lawrence Seaway Authority for ten years. During this period, Mr. O’Neil was a Director of CanArctic Shipping, a Canadian entity engaged in shipping activities in the Canadian Arctic. Mr. O’Neil originally represented Canada in 1972 at the IMO Council, later becoming Chairman of the IMO Council in 1980. In 1991, he became Chancellor of the World Maritime University, Malmo, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. Mr. O’Neil is a past President of the Institute of Chartered Shipbrokers and is President of Videotel Marine International, both of which are engaged in the training of seafarers. He is a civil engineer graduate of the University of Toronto, a fellow of the Royal Academy of Engineering and the Chairman of the Advisory Board of the Panama Canal Authority.

RICHARD L. PANIGUIAN, CBE • DIRECTOR

Mr. Paniguian was appointed Head of UK Defense and Security Organization, or DSO, in August 2008, which supports UK defense and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defense and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP plc. where he worked for 37 years. He held a wide range of posts with BP, including, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman and, in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

TAKIS ARAPOGLOU • DIRECTOR

From 1978 to 1991, Mr. Arapoglou held various executive positions at Paine Webber, Citicorp Investment Bank and Chase Investment Bank in London. In 1991, he was appointed by the Greek Government as Chairman and CEO of the Ionian Bank Group, Athens. In 1994, he joined American Express Bank Ltd., Greece, as Senior Country Executive. In 1997, he joined Citibank Greece, as Managing Director, Market Manager and Citigroup Country Officer. In 2000, he moved to Citibank, London, as Managing Director, Global Industry Head for the Banks & Securities Industry. From 2003 to 2004, he was Senior Advisor for Financial Institution customers, in Citigroup, London. From 2004 to 2009 he was Chairman and CEO of the National Bank of Greece and Chairman of the Hellenic Bankers Association from 2005 to 2009. In October 2010, Mr. Arapoglou joined EFG Hermes (the largest investment bank in the Middle East, listed in Cairo and London) as Chief Executive Officer of Commercial Banking and in 2011 he was elected board member of EFG Hermes Holding. Mr. Arapoglou has served in several international bank advisory boards in Europe and Africa and on the board of European educational foundations and institutions, including the Institute of Corporate Cultural Affairs in Frankfurt, as Chairman. He is currently a member of the international advisory board at Tufts University in Boston, Chairman of the Business Advisory committee of the Athens University of Economics and Business and non-executive Vice-Chairman of Titan Cement, listed in Athens. Mr. Arapoglou holds a B.A. in Mathematics and Physics from the University of Athens, a B.Sc. in Naval Architecture and Ocean Engineering from the University of Glasgow and an M.Sc. in Finance and Management from Brunel University, London.

6

NIKOLAS P. TSAKOS • PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has 36 months of seafaring experience. He is the former President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the executive committee of the Independent Tanker Owners Association (INTERTANKO), a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV) and a board member of Bank of Cyprus. He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. In 2011, Mr. Tsakos was awarded an honorary doctorate from the City of London University Business School, for his pioneering work in the equity financial markets relating to shipping companies. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

GEORGE V. SAROGLOU • CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

PAUL DURHAM • CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos organization in 1999 and has served as the Chief Financial Officer and Chief Accounting Officer of Tsakos Energy Navigation Limited since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants of England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

VLADIMIR JADRO • CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions including operations, repairs, newbuilding constructions, off shore conversions and projects of the marine department of ExxonMobil Corp. He was in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt, and responsible for the company vetting system. He was also involved in the development of oil companies’ international “SIRE” vessel inspection system. From 1978 until 1980 he was employed by the Bethlehem Steel shipyard. From 1967 until 1977, Mr. Jadro was employed on various tankers starting as third engineer and advancing to Chief Engineer. Mr. Jadro is a member of the Society of Naval Architects and Marine Engineers (SNAME) and Port Engineers of New York.

NOMINEE FOR ELECTION

EFTHIMIOS E. MITROPOULOS • DIRECTOR

Mr Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialised agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer retiring as a rear admiral, having represented Greece at IMO and various other international fora dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmö, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including books on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos Foundation –International Centre for Maritime Research and Tradition.”

*	Mr. O’Neil will complete his current term as director of the Company on May 31, 2012 and will not stand for re-election on the 2012 Annual Meeting.

Board Committees

AUDIT COMMITTEE

Francis T. Nusspickel—Chairman

Peter Nicholson

D. John Stavropoulos

CAPITAL MARKETS

COMMITTEE

Michael G. Jolliffe—Chairman

Takis Arapoglou

D. John Stavropoulos

Nikolas P. Tsakos

CORPORATE

GOVERNANCE

NOMINATING /

COMPENSATION

COMMITTEE

Peter Nicholson—Chairman

Takis Arapoglou

Francis T. Nusspickel

William A. O’Neil

Richard L. Paniguian

Aristides A.N. Patrinos

D. John Stavropoulos

CHARTERING COMMITTEE

Nikolas P. Tsakos—Chairman

D. John Stavropoulos

George V. Saroglou

RISK COMMITTEE

D. John Stavropoulos—Chairman

Takis Arapoglou

Peter Nicholson

Paul Durham*

Nikolas P. Tsakos

George V. Saroglou

OPERATIONAL AND

ENVIRONMENTAL R&D

COMMITTEE

William A. O’Neil—Chairman

Francis T. Nusspickel

Aristides A.N. Patrinos

Michael G. Jolliffe

Vladimir Jadro*

Vasilis Papageorgiou **

*	(Non-Director)
**	(Non-Director—Mr. Papageorgiou is the Deputy Chairman of Tsakos Shipping)

Shareholder Information

•	TEN Ltd shares trade on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol:

NYSE—TNP

BERMUDA—TEN

•	As of December 31, 2011 the Company had 46,208,737 shares outstanding.

Transfer Agent & Registrar

for the shares

Computershare

480 Washington Boulevard

Jersey City, NJ 07310-1900

U.S.A

Independent Auditors

Ernst & Young (Hellas)

Certified Auditors-Accountants S.A.

11th Km National Rd

Athens—Lamia

114 51 Metamorphosi, Greece

Legal Counsel (New York)

Morgan, Lewis & Bockius, LLP

101 Park Avenue

New York, NY 10178

U.S.A

Legal Counsel (London)

Holman Fenwick & Willan

Friary Court,

65 Crutched Friars

London, EC3N 2AE

United Kingdom

•	Stock information may be accessed through:

Bloomberg under:   “TNP US”

                                          “TNP BH”

Reuters under:         “TNP.N”

•	A copy of the Company’s Annual Report, on Form 20-F, which is filed with the SEC and contains additional information can be obtained by contacting:

George V. Saroglou,

Chief Operating Officer: gsaroglou@tenn.gr

Paul Durham,

Chief Financial Officer: pdurham@tenn.gr

Harrys Kosmatos,

Corporate Development Officer: hkosmatos@tenn.gr

Management’s Report on Internal Control over Financial Reporting

The management of Tsakos Energy Navigation Limited and its subsidiaries (the “Company”), according to Rule 13a-15(f) of the Securities Exchange Act of 1934, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

The Company’s system of internal control over financial reporting includes policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effiect on the financial statements.

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established within Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2011, is effective.

Nikolas P. Tsakos	Paul Durham
President and Chief Executive Officer	Chief Financial Officer

Date: April 16, 2012

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2011

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

ERNST & YOUNG (HELLAS) Certified Auditors—Accountants S.A. 11th Km National Road Athens-Lamia 144 51 Athens, Greece
Tel:+30 210.2886.000 Fax: +30 210.2886.905 www.ey.com/eyse

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2012 expressed an unqualified opinion thereon.

Athens, Greece

April 16, 2012

ERNST & YOUNG (HELLAS) Certified Auditors—Accountants S. A. 11th Km National Road Athens-Lamia 144 51 Athens, Greece
Tel: +30 210.2886.000 Fax: +30 210.2886.905 www.ey.com/eyse

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of TSAKOS ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 16, 2012 expressed an unqualified opinion thereon.

Athens, Greece

April 16, 2012

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2011	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$175,708	$276,637
Restricted cash	5,984	6,291
Marketable Securities (Note 4)	2,534	—
Accounts receivable, net	23,421	24,417
Insurance claims	2,448	5,018
Due from related companies (Note 2)	1,641	2,977
Advances and other	7,508	4,789
Vessels held for sale	41,427	26,986
Inventories	19,835	14,011
Prepaid insurance and other	5,372	2,949
Current portion of financial instruments-Fair value (Note 8)	1,755	3,378

Total current assets	287,633	367,453

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 8)	—	498
FIXED ASSETS (Note 5)
Advances for vessels under construction	37,636	81,882
Vessels	2,639,878	2,638,550
Accumulated depreciation	(445,518)	(403,485)

Vessels’ Net Book Value	2,194,360	2,235,065

Total fixed assets	2,231,996	2,316,947

DEFERRED CHARGES, net (Note 6)	14,708	16,362

Total assets	$2,535,337	$2,702,260

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	$196,996	$133,819
Payables	23,707	23,914
Due to related companies (Note 2)	1,063	779
Accrued liabilities	14,168	10,576
Accrued bank interest	7,081	6,481
Unearned revenue	7,469	9,189
Current portion of financial instruments—Fair value (Note 8)	29,228	32,486

Total current liabilities	279,712	217,244

LONG-TERM DEBT, net of current portion (Note 7)	1,318,667	1,428,648
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 8)	17,800	36,438
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 46,208,737 issued and outstanding at December 31, 2011 and 46,081,487 issued at December 31, 2010.	46,209	46,081
Additional paid-in capital	351,566	350,946
Accumulated other comprehensive loss	(35,030)	(52,329)
Retained earnings	554,314	671,480

Total Tsakos Energy Navigation Limited stockholders’ equity	917,059	1,016,178
Noncontrolling Interest	2,099	3,752

Total stockholders’ equity	919,158	1,019,930

Total liabilities and stockholders’ equity	$2,535,337	$2,702,260

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2011	2010	2009
VOYAGE REVENUES:	$395,162	$408,006	$444,926
EXPENSES:
Commissions	14,290	13,837	16,086
Voyage expenses	127,156	85,813	77,224
Charter hire expense (Note 5)	—	1,905	—
Vessel operating expenses	129,884	126,022	144,586
Depreciation	101,050	92,889	94,279
Amortization of deferred dry-docking costs	4,878	4,553	7,243
Management fees (Note 2(a))	15,598	14,143	13,273
General and administrative expenses	4,292	3,627	4,069
Management incentive award	—	425	—
Stock compensation expense (Note 9)	820	1,068	1,087
Foreign currency losses / (gains)	458	(378)	730
Net gain on sale of vessels	(5,001)	(19,670)	(5,122)
Vessel impairment charge	39,434	3,077	19,066

Total expenses	432,859	327,311	372,521

Operating (loss)/ income	(37,697)	80,695	72,405

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(53,571)	(62,283)	(45,877)
Interest income	2,715	2,626	3,572
Other, net	(397)	(3)	75

Total other expenses, net	(51,253)	(59,660)	(42,230)

Net (loss)/income	(88,950)	21,035	30,175
Less: Net income attributable to the noncontrolling interest	(546)	(1,267)	(1,490)

Net (loss)/income attributable to Tsakos Energy Navigation Limited	$(89,496)	$19,768	$28,685

(Loss)/Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(1.94)	$0.50	$0.78

(Loss)/Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(1.94)	$0.50	$0.77

Weighted average number of shares, basic	46,118,534	39,235,601	36,940,198

Weighted average number of shares, diluted	46,118,534	39,601,678	37,200,187

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars)

	2011	2010	2009
Net (loss)/income	$(88,950)	$21,035	$30,175

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain on interest rate swaps	15,245	3,289	14,508
Amortization of deferred loss on dedesignated financial instruments	2,020	2,113	—

Total unrealized gains from hedging financial instruments	17,265	5,402	14,508
Unrealized gain on marketable securities	34	—	—

Other Comprehensive income	17,299	5,402	14,508

Comprehensive (loss)/income	(71,651)	26,437	44,683
Less: comprehensive income attributable to the noncontrolling interest	—	—	—

Comprehensive (loss)/income attributable to Tsakos Energy Navigation Limited	$(71,651)	$26,437	$44,683

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Common	Additional Paid-in	Retained	Treasury Stock		Accumulated Other Comprehensive	Tsakos Energy Navigation	Noncontrolling
	Stock	Capital	Earnings	Shares	Amount	Income (Loss)	Limited	Interest	Total
BALANCE, December 31, 2008	$37,671	$265,932	$693,511	526,700	$(14,217)	$(72,239)	$910,658	$4,457	$915,115
Net income			28,685				28,685	1,490	30,175
—Purchase of Treasury stock (245,400 shares)				245,400	(4,058)		(4,058)		(4,058)
—Proceeds from Stock Issuance Program		(313)	(154)	(17,394)	412		(55)		(55)
—Cash dividends declared and paid ($1.15 per shares)			(42,445)				(42,445)		(42,445)
—Other comprehensive income (loss)						14,508	14,508		14,508
—Amortization of restricted share units		1,087					1,087		1,087

BALANCE, December 31, 2009	$37,671	$266,706	$679,597	754,706	$(17,863)	$(57,731)	$908,380	$5,947	$914,327
Net income			19,768				19,768	1,267	21,035
—Proceeds from Stock Issuance Program		(156)	(5,036)	(754,706)	17,863		12,671		12,671
—Issuance of common stock under Stock Issuance Program	446	6,596					7,042		7,042
—Issuance of common stock-offering	7,622	77,074					84,696		84,696
—Issuance of 341,650 shares of restricted share units	342	(342)					—		—
—Cash dividends paid ($0.60 per share)			(22,849)				(22,849)		(22,849)
—Distribution from Subsidiary to non controlling interest							—	(3,462)	(3,462)
—Other comprehensive income (loss)						5,402	5,402		5,402
—Amortization of restricted share units		1,068					1,068		1,068

BALANCE, December 31, 2010	$46,081	$350,946	$671,480	—	$—	$(52,329)	$1,016,178	$3,752	$1,019,930
Net income/(loss)			$(89,496)				(89,496)	546	(88,950)
—Expenses of 2010 common stock-offering		(72)					(72)		(72)
—Issuance of 127,250 shares of restricted share units	128	(128)					—		—
—Cash dividends paid ($0.60 per share)			(27,670)				(27,670)		(27,670)
—Distribution from Subsidiary to non controlling interest							—	(2,199)	(2,199)
—Other comprehensive income (loss)						17,299	17,299		17,299
—Amortization of restricted share units		820					820		820

BALANCE December 31, 2011	$46,209	$351,566	$554,314	—	$—	$(35,030)	$917,059	$2,099	$919,158

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars)

	2011	2010	2009
Cash Flows from Operating Activities:
Net (loss) income	$(88,950)	$21,035	$30,175
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	101,050	92,889	94,279
Amortization of deferred dry-docking costs	4,878	4,553	7,243
Amortization of loan fees	995	1,138	877
Stock compensation expense	820	1,068	1,087
Change in fair value of derivative instruments	515	5,957	(12,552)
Gain on sale of vessels	(5,001)	(19,670)	(5,122)
Vessel impairment charge	39,434	3,077	19,066
Payments for dry-docking	(4,639)	(6,055)	(4,347)
(Increase) Decrease in:
Receivables	2,183	(9,209)	9,142
Inventories	(5,824)	(997)	(2,095)
Prepaid insurance and other	(2,423)	482	(453)
Increase (Decrease) in:
Payables	77	(4,570)	1,106
Accrued liabilities	4,192	(4,295)	(17,801)
Unearned revenue	(1,720)	(2,076)	(3,444)

Net Cash provided by Operating Activities	45,587	83,327	117,161

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(37,937)	(67,024)	(22,762)
Vessel acquisitions and/or improvements	(71,205)	(313,639)	(103,269)
Purchase of marketable securities	(2,500)	—	—
Proceeds from the sale of vessels	42,455	140,548	50,463

Net Cash used in Investing Activities	(69,187)	(240,115)	(75,568)

Cash Flows from Financing Activities:
Proceeds from long-term debt	96,650	235,024	80,750
Financing costs	(963)	(1,870)	(1,044)
Payments of long-term debt	(143,454)	(175,131)	(91,805)
Decrease in restricted cash	307	527	763
Purchase of treasury stock	—		(4,058)
Proceeds from stock issuance program, net	—	105,005	258
Cash dividend	(27,670)	(22,849)	(42,445)
Distribution from subsidiary to noncontrolling interest owners	(2,199)	(3,462)	—

Net Cash used in Financing Activities	(77,329)	137,244	(57,581)

Net (decrease)/increase in cash and cash equivalents	(100,929)	(19,544)	(15,988)
Cash and cash equivalents at beginning of period	276,637	296,181	312,169

Cash and cash equivalents at end of period	$175,708	$276,637	$296,181

Interest paid
Cash paid for interest, net of amounts capitalized	$48,588	$50,129	$65,527

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). As at December 31, 2011, 2010 and 2009, the Holding Company consolidated two variable interest entities (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in those entities. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

All intercompany balances and transactions have been eliminated upon consolidation.

Effective December 31, 2011, the Company adopted new guidance issued by the FASB for the presentation of Comprehensive income revising the manner in which entities present comprehensive income in their financial statements. The updated guidance eliminates the current option used by the Company to report other comprehensive income and its components in the statement of changes in equity. Instead, upon adoption, an entity can elect to present items of net income and other comprehensive income in one continuous statement-referred to as the statement of comprehensive income or in two separate, but consecutive statements. The updated guidance should be applied retrospectively, and is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted. The updated guidance did not have any effect on the Company’s consolidated statement of financial position, results of operations or cash flows.

The Company owns and operates a fleet of crude and product oil carriers and one LNG carrier providing worldwide marine transportation services under long, medium or short-term charters.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Income.

(d)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less as cash and cash equivalents. Minimum cash deposits required to be maintained with banks for loan and interest rate swap compliance purposes and deposits with certain banks that may only be used for the purpose of loan repayments are classified as Restricted cash.

(e)	Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2011 and 2010). Revenue earned but not yet billed amounted to $11,402 and $9,774 as of December 31, 2011 and 2010, respectively. The Company’s management regularly reviews all outstanding invoices and provides allowances for receivables deemed uncollectible.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

(g)	Fixed Assets: Fixed assets consist primarily of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Economic useful lives are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carrier from the date of original delivery from the shipyard.

(h)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2011, 2010 and 2009 indicated an impairment charge (Note 5).

(i)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2011, the VLCC’s La Prudencia and La Madrina were classified as held for sale, and at December 31, 2010, the aframax vessel Opal Queen was classified as held for sale (Note 5).

(j)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(k)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made.

(l)	Accounting for Revenue and Expenses: Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized ratably from when a vessel becomes available for loading (discharge of the previous charterer’s cargo) to when the next charterer’s cargo is discharged, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Revenues from variable hire arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and all other revenue recognition criteria are met. Revenue from hire arrangements with an escalation clause is recognized on a straight-line basis over the lease term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. Vessel voyage and operating expenses and charter hire expense are expensed when incurred. Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula Voyage revenues for 2011, 2010 and 2009, included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2011	2010	2009
A	14%	16%	14%
B	10%	10%	10%

(m)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. Thus the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of crude and refined oil. In 2007, the Company acquired a liquefied natural gas (LNG) carrier. This is the only vessel of its kind that the Company currently operates and, as it does not meet the quantitative thresholds used to determine reportable segments, the LNG carrier segment is not a reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management.

(n)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also the Company enters bunker swap contracts to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under these swap agreements are recognized as part of Interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. Realized gains or losses on early termination or de-designation of the designated derivative instruments are also classified in earnings in the period of termination or dedesignation of the respective derivative instrument unless variable-rate interest obligations are probable of occurring, in which case the balance in Accumulated other comprehensive loss related to the respective derivative is amortized into income over the remaining life of the original hedge.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

(o)	Fair Value Measurements: When assets or liabilities in the financial statements are to be measured at fair value, the Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 15). The Company has elected not to report any existing financial assets or liabilities at fair value that are not already reported as such.

(p)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2011.

(q)	Stock Based Compensation: The Company has a share based incentive plan that covers directors and officers of the Company and employees of the related companies discussed in Note 2. Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (Note 9).

(r)	Marketable Securities: The Company has investments in marketable securities that have readily determinable fair values and are classified as available for sale. Such investments are measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for available for sale securities are excluded from earnings and are reported in Accumulated other comprehensive income until realized.

(s)	Recent Accounting Pronouncements: In December 2011, the FASB issued an Accounting Standards Update (ASU) No. 2011-11, “Balance sheet (Topic 210): Disclosures about offsetting Assets and Liabilities.” The objective of this Update is to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect, or potential effect, of netting arrangements on an entity’s financial position. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with current guidance about Balance Sheet offsetting (Section 210-20-45) or Derivatives and Hedging Presentation matters (Section 815-10-45) or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with the abovementioned current guidance. Those amendments are effective for fiscal years beginning on or after January 1, 2013, and for interim periods within those fiscal years. The Company does not expect the adoption of this guidance to have an effect on its consolidated statement of financial position, results of operations or cash flows.

In December 2011, the FASB issued the ASU No. 2011-12, “Comprehensive income (Topic 220): Presentation of comprehensive income”, to effectively defer only those changes in Update No 2011-05, early adopted by the Company as of December 31, 2011, that relate to the presentation of reclassification adjustments out of Accumulated Other Comprehensive Income.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2011	2010	2009
Tsakos Shipping and Trading S.A. (commissions)	5,461	6,276	6,086
Tsakos Energy Management Limited (management fees)	15,298	13,843	12,973
Tsakos Columbia Shipmanagement S.A.	1,237	634	—
Argosy Insurance Company Limited	9,933	9,361	10,316
AirMania Travel S.A.	2,129	437	727

Total expenses with related parties	34,058	30,551	30,102

Balances due from and to related parties are as follows:

	December 31,
	2011	2010
Due from related parties
Tsakos Shipping and Trading S.A.	—	2,977
Tsakos Columbia Shipmanagement Ltd	1,641	—

Total due from related parties	1,641	2,977

Due to related parties
Tsakos Shipping and Trading S.A.	89	—
Tsakos Energy Management Limited	52	75
Tsakos Columbia Shipmanagement Ltd	—	56
Argosy Insurance Company Limited	607	612
AirMania Travel S.A.	315	36

Total due to related parties	1,063	779

There is also, at December 31, 2011 an amount of $691 ($794 in 2010) due to Tsakos Shipping and Trading S.A. and $243 ($207 in 2010) due to Argosy Insurance Limited, included in Accrued liabilities which relates to services rendered by related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2010, monthly management fees for operating vessels were $24.0 per owned vessel and $17.7 for chartered in vessels or for owned vessels chartered out on a bare-boat basis ($23.7 and $17.5 respectively in 2009.). From July 1, 2010, the monthly management fees for operating vessels were increased to $27.0 per owned vessel except for the LNG carrier which bears a monthly fee of $32.0 of which $7.0 is paid to the Management Company and $25.0 to a third party manager. The monthly management fees for chartered-in vessels or for owned vessels chartered out on a bare-boat basis were increased to $20.0. Those fees applied until December 31, 2011. From January 1, 2012 monthly fees for operating vessels are $27.5, for vessels chartered out or on a bare-boat basis are $20.4 and from April 1, 2012 for the LNG carrier $35 of which $10 is paid to the Management Company and $25 to a third party manager.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. The incentive award program is based on the Company’s annual return on equity (“ROE”). In 2011 and 2009, there was no such award, whereas in 2010, there was a special award of $425. The awards are expensed and recognized in accrued liabilities in the accompanying Consolidated Financial Statements when applicable.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at December 31, 2011 to pay the Management

Company an amount of approximately $134,549 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at December 31, 2011, scheduled for future delivery, are:

Year	Amount
2012	16,025
2013	15,524
2014	15,630
2015	15,630
2016 to 2021	85,965

148,774

Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.0 in 2011 and in the second half of 2010, $17.7 per vessel in the first half of 2010, and $17.5 per vessel in 2009. These fees in total amounted to $588, $620 and $858 for 2011, 2010 and 2009, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by Tsakos family private interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Until June 30, 2010 the Management Company had appointed Tsakos Shipping to provide technical management to the Company’s vessels. From July 1, 2010 such technical management is performed by TCM, while Tsakos Shipping continues to provide services to the Company’s vessels as described below. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders, and directors of the Holding Company. Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2011, 2010 and 2009 this commission was approximately 1% of the sale price of a vessel. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In 2011, $2,800 has been charged for fourteen vessels delivered between 2007 and September 2011. This amount was added to the cost of the vessels concerned and is being amortized over the remaining life of the vessels.

Up to June 30, 2010, the Management Company, at its own expenses, paid technical management fees to Tsakos Shipping, and the Company paid directly to Tsakos Shipping most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos Shipping personnel sent overseas to supervise repairs and perform inspections on Company vessels. Commissions due to Tsakos Shipping by the Company have been netted-off against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due from related Companies.

(d)	Other affiliated companies: In 2010, the Company acquired four panamax tankers from affiliated companies for $54,500 each (Note 5). The first two, which were delivered in July and August 2010, had attached time charters and the second pair delivered in November and October 2010, had attached pool employment arrangements at market rates. Both the time charters and pool employment arrangements were determined to be at fair market value (Note 15(c)); therefore, no intangible assets or liabilities were recognized upon assumption of these time charters.

The Company also assumed the remaining unpaid balances of $86,024 related to the financing of two of the panamaxes. The assumed loans were determined to be at fair market value (Note 15(c)); therefore, no gain or loss was recognized upon assumption of the loans.

(e)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(f)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Long-term Investments

At December 31, 2011 and 2010, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is an officer and shareholder of this company. No income was received from this investment during 2011, 2010 and 2009.

4.	Marketable securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes. The fair value of these marketable securities as of December 31, 2011 was $2,534, and the change in fair value amounting to $34 (positive) is included in Accumulated other comprehensive loss.

5.	Vessels

Acquisitions

In 2011 there were two scheduled deliveries of the newly constructed suezmaxes Spyros K and Dimitris P at a total cost of $148,526 of which $66,643 was paid within 2011. In 2010 there were two scheduled deliveries of newly constructed vessels at a total cost of $128,539 of which $94,184 was paid in 2010. Also in 2010 the Company acquired four panamax tankers built in 2009 for a total cost of $218,013 (Note 2(d)).

Sales

In 2011, the Company sold the aframax tanker Opal Queen, classified as held for sale at December 31, 2010 for net proceeds of $32,753 realizing a gain of $5,802 and the aframax tanker Vergina II for net proceeds of $9,702 realizing a loss of $801. The net capital gain of $5,001 is separately reflected in the accompanying Consolidated Statements of Income. In 2010, the Company sold all five vessels classified as held for sale at December 31, 2009, the suezmax Decathlon, the aframax tankers Marathon and Parthenon and the panamax tankers Hesnes and Victory III for net proceeds $140,548 in total realizing a net capital gain of $19,670. In 2009, the Company sold the suezmax Pentathlon for net proceeds of $50,463 realizing a capital gain of $5,122.

Charter hire expense

There was no charter hire expense in 2011 and 2009. In 2010, the suezmax Nordic Passat was chartered by the Company from March 2 to June 13, 2010. The total amount of hire charged during this period was $1,755. Another vessel was chartered from January 30, 2010 to February 9, 2010 at a total hire of $150.

Held for sale and impairment

In the latter part of 2011, events occurred and circumstances changed, which in the ensuing period indicated that the carrying amounts of the VLCC tankers La Madrina and La Prudencia, built in 1994 and 1993 respectively were not fully recoverable. More specifically, market conditions led to a significant drop in VLCC tanker hire rates and the preference for younger vessels. The Company determined that these vessels met the criteria to be classified as held for sale. Therefore, the Company remeasured the vessels at fair value less costs to sell and recognized a total impairment charge of $39,434. Consequently, the total carrying values at December 31, 2011 of $30,987 for La Madrina and $49,875 for La Prudencia were written down to $20,714 each, which is a level 3 measurement of fair market value of the vessel as determined by management taking into consideration valuations from independent marine valuers and making use of current available market data relating to the vessel and similar vessels (Note 15(c)). During 2010, the carrying value of the aframax tanker Vergina II was written down resulting in an impairment charge of $3,077. During 2009, the carrying value of three vessels the panamax tankers Hesnes and Victory III and the aframax tanker Vergina II were written down resulting in a total impairment charge of $19,066.

6.	Deferred Charges

Deferred charges, consist of dry-docking and special survey costs, net of accumulated amortization, amounted to $10,672 and $12,221 at December 31, 2011 and 2010, respectively, and loan fees, net of accumulated amortization, amounted to $4,036 and $4,141 and at December 31, 2011 and 2010, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net (Note 8).

7.	Long–Term Debt

Facility	2011	2010
(a) Credit facilities	1,030,798	1,127,925
(b) Term bank loans	484,865	434,542

Total	1,515,663	1,562,467
Less – current portion	(196,996)	(133,819)

Long-term portion	1,318,667	1,428,648

(a)	Credit facilities

As at December 31, 2011, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities at December 31, 2011 is $28,358. This amount was drawn down on January 17, 2012 (Note 16 (a)). Interest is payable at a rate based on LIBOR plus a spread. At December 31, 2011, the interest rates on these facilities ranged from 0.93% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at December 31, 2011 amounted to $484,865. In May 2011, the Company drew down $48,000 on a 10-year term loan agreed in April 2011, relating to the financing of the vessel Spyros K. In July 2011, the Company drew down $48,650 on a 9-year term loan agreed in July 2011, relating to the financing of the vessel Dimitris P. The term bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at December 31, 2011, are based on LIBOR plus a spread. At December 31, 2011, the interest rates on these term bank loans ranged from 1.09% to 3.00%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2011	1.66%
Year ended December 31, 2010	1.62%
Year ended December 31, 2009	2.70%

Loan movements for credit facilities and term loans throughout 2011:

Loan	Origination Date	Original Amount	Balance at January 1, 2011	New Loans	Repaid	Balance at December 31, 2011
12-year term loan[1]	2002	30,500	15,625	—	15,625	—
Credit facility[2]	2005	250,000	87,724	—	19,240	68,484
Credit facility	2005	220,000	160,495	—	13,135	147,360
Credit facility	2006	275,000	148,738	—	11,823	136,915
Credit facility[3]	2004	179,384	105,108	—	10,555	94,553
Credit facility	2005	220,000	109,350	—	8,400	100,950
Credit facility	2006	371,010	291,010	—	20,000	271,010
10-year term loan	2004	71,250	38,281	—	3,124	35,157
Credit facility	2006	70,000	52,500	—	4,375	48,125
Credit facility	2007	120,000	102,500	—	5,000	97,500
10-year term loan	2007	88,350	77,310	—	5,520	71,790
Credit facility	2007	82,000	70,500	—	4,600	65,900
10-year term loan	2009	38,600	33,516	—	2,235	31,281
8-year term loan	2009	40,000	37,336	—	2,664	34,672
12 year term loan	2009	40,000	38,750	—	2,500	36,250
10-year term loan	2010	39,000	37,700	—	2,600	35,100
7-year term loan	2010	70,000	70,000	—	4,640	65,360
10-year term loan	2010	43,924	43,924	—	3,218	40,706
9-year term loan	2010	42,100	42,100	—	2,600	39,500
10-year term loan	2011	48,000	—	48,000	1,600	46,400
9-year term loan	2011	48,650	—	48,650	—	48,650

Total			1,562,467	96,650	143,454	1,515,663

[1]	The Company sold the vessel (Opal Queen), secured under this loan within 2011 and accordingly, prepaid the total outstanding balance of $15,625.
[2]	The Company sold one of its vessels (Vergina II) secured under this credit facility within 2011 and accordingly, prepaid an amount of $8,623 included in the repayments in the above table.
[3]	This credit facility includes a fixed interest rate portion amounting to $74,354 as at December 31, 2011 (Note 15).

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant shipowning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. As at December 31, 2011, the Company was in non-compliance with minimum value-to-loan ratios contained in certain of its debt agreements under which a total of $621,021 was outstanding at that date. These agreements include two loans which relate to the vessels La Madrina and La Prudencia which are accounted for as held for sale and which management expects to sell within the first half year of 2012. On sale of these vessels it is expected that, in accordance with the terms of the respective loans, prepayments will be calculated on a basis that takes into account the value-to-loans ratios of the remaining vessels covered by the loans. These prepayments, based on existing values, are expected to amount to $56,855. These agreements also include further loans in non-compliance with minimum value-to-loan ratios in relation to which the Company may be required to prepay indebtedness in the form of cash or provide additional security in the total of $8,555. Accordingly, in addition to the required scheduled payments, the amount of $65,410 has been classified as a current liability as of December 31, 2011.

As of December 31, 2011, a subsidiary, in which the Company has a 51% interest, was not in compliance with the leverage ratio required by its loan, under which the amount of $48,125 was outstanding as of that date. In this respect, on April 16, 2012, the subsidiary entered into an amendatory agreement with the lenders which waives the non-compliance of the leverage ratio covenant referred to above for the period from December 31, 2011 through December 31, 2012. This agreement requires the subsidiary to make a prepayment in 2012 in the amount of $8,125 on the loan (classified in current liabilities at December 31, 2011) against the balloon installment due in 2016 and pay increased interest rate margins during the waiver period and remaining term of the loan.

The annual principal payments required to be made after December 31, 2011, including balloon payments totaling $716,543 due through April 2022, are as follows:

Year	Amount
2012	196,996
2013	134,804
2014	110,913
2015	210,937
2016	212,568
2017 and thereafter	649,445

1,515,663

8.	Interest and Finance Costs, net

	2011	2010	2009
Interest expense	51,720	53,051	59,000
Less: Interest capitalized	(2,532)	(2,520)	(2,050)

Interest expense, net	49,188	50,531	56,950
Interest swap cash settlements non-hedging	8,977	7,224	1,963
Bunkers swap cash settlements	(6,382)	(2,926)	(1,662)
Amortization of loan fees	995	1,138	877
Bank charges	277	359	302
Amortization of deferred loss on termination of financial instruments	2,020	2,113	—
Change in fair value of non-hedging financial instruments	(1,504)	3,844	(12,553)

Net total	53,571	62,283	45,877

At December 31, 2011, the Company was committed to thirteen floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $716,543 maturing from August 2012 through May 2018, on which it pays fixed rates averaging 4.59% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 15).

At December 31, 2011, the Company held ten of the thirteen interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $542,142. The fair value of such financial instruments as of December 31, 2011 and 2010 in aggregate amounted to $28,835 (negative) and $47,105 (negative), respectively. The estimated net amount of cash flow hedge losses at December 31, 2011 that is estimated to be reclassified into earnings within the next twelve months is $21,896.

At December 31, 2011 and 2010, the Company held three interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during 2011 and 2010 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $3,626 (positive) and $1,274 (negative), respectively. In March 2010, one of these swaps that previously met hedge accounting criteria was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows are deemed probable of occurring ($3,204 at December 31, 2011), is being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during 2011 and 2010 was $1,514 and $1,305, respectively and for the next year up to December 31, 2012; amortization is expected to be $1,475. In addition, in June 2011, a vessel financed by the loan previously hedged by the de-designated swap, was sold and the loss within Accumulated other comprehensive loss of $506 that was considered to be directly associated with future cash flows, which were not probable of occurring was immediately reclassified to income. In 2010 an aggregate loss of $808 due to the de-designation of the swap in March 2010 and a sale of a second vessel in July 2010, was reclassified to income for the same reasons.

At December 31, 2011 and 2010, the Company had three and five bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. During 2011, the Company entered into one bunker swap agreement and disposed it of prior to maturity resulting in a realized gain of $115 which is included in Bunker swap cash settlements in the table above. The fair value of these financial instruments as of December 31, 2011 and 2010 was $1,755 (positive) and $3,876 (positive), respectively and the changes in their fair values during 2011 and 2010 amounting to $2,122 (negative) and $2,570 (negative) respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

9.	Stockholders’ Equity

The Company has a shareholder rights plan that authorizes to existing shareholders substantial preferred share rights and additional common shares if any third party acquires 15% or more of the outstanding common shares or announces its intent to commence a tender offer for at least 15% of the common shares, in each case, in a transaction that the Board of Directors has not approved.

On August 11, 2011, the Company announced the authorization of a new share buy-back program allocating up to $20,000 for purchases in the open market and in other transactions. The program replaces all open prior programs. There were no repurchases of common shares under this program during 2011.

During 2009, the Company repurchased 245,400 shares as treasury stock at a cost of $4,058. The transactions were open market based through the New York Stock Exchange. There were no repurchases of common shares during 2011 and 2010.

On December 4, 2009, the Company entered into a distribution agency agreement with a Bank for the offer and sale of up to three million of common shares. In accordance with the terms of the distribution agency agreement, the shares may be offered and sold at any time and from time to time through the sales agent by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices prevailing at the time of sale or as otherwise agreed with the Bank. Under this program, during 2010, the Company sold all of its 754,706 treasury shares remaining at December 31, 2009 for net proceeds of $12,671 before the issuance and sale of 445,127 new shares for net proceeds of $7,042. No further sales of shares under this program were made after May 3, 2010 and the program was formally closed by the Company on October 5, 2010.

On October 26, 2010, the Company commenced a public offering of its common shares through an appointed underwriter and sold 6,726,457 shares at $11.15 per share. A further 896,861 shares were sold to Tsakos private interests at $11.30 per share. The offering formally closed on November 1, 2010. The total amount raised was $85,135 for the purpose of fleet expansion and general corporate purposes. Expenses amounted to $437. In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards to directors and officers of the Company, crew members and to employees of the related companies (the “2004 Plan”).

As at December 31, 2011, 884,450 restricted share units (RSUs) had been issued to directors, officers and seafarers employed by the Company and to staff of the commercial and technical managers (who are considered as non-employees for accounting purposes), of which 780,550 had vested and 19,400 were forfeited).

Movements under this plan are as follows:

	Number of RSUs Granted	Number of RSUs Forfeited	Number of RSUs Vested	Balance of Non- Vested RSUs	Weighted- Average Grant – Date Fair Value per share
December 31, 2010	872,450	(19,400)	(653,300)	199,750	$12.37
Granted June 30,2011	12,000	—	—	12,000	$9.36
Vested during 2011	—	—	(127,250)	(127,250)	$12.20

December 31, 2011	884,450	(19,400)	(780,550)	84,500	$12.34

During 2011 and 2010, 127,250 and 341,650 RSUs vested respectively. No RSU’s vested in 2009. On June 30, 2011 a further 12,000 RSUs were issued, vesting on June 30, 2012. The number of RSUs granted and outstanding as at December 31, 2011 and 2010 was 84,500 and 199,750, respectively. At the date of the awards the weighted average fair market value of the Company’s stock granted was $9.36 (2011), $13.06 (2010) and $15.20 (2009). The total fair value of shares vested during the years ended December 31, 2011 and 2010 were $987 and $3,687, respectively.

The 84,500 outstanding RSUs as of December 31, 2011 will vest at June 30, 2012.

Total compensation expenses recognized in 2011 amounted to $820 consisting of $624 for employees and $196 for non employees. In 2010 total compensation expense amounted to $1,068 consisting of $1,024 for employees and $44 for non-employees. In 2009, total compensation expense amounted to $1,087 consisting of $676 for employees and $411 for non-employees. As at December 31, 2011, the total compensation cost related to the non-vested RSUs for both employees and non-employees not yet recognized is $153 ($1,148 at December 31, 2010) and the weighted average remaining contractual life of outstanding grants is 0.5 years.

10.	Accumulated other comprehensive loss

In 2011, Accumulated other comprehensive loss decreased with unrealized gains on interest rate swaps of $15,245, and $2,020 related to amortization of deferred loss on de-designated financial instruments. Also included in the above gains is $34 which resulted from unrealized gains on marketable securities. In 2010, Accumulated other comprehensive loss decreased with unrealized gains on interest rate swaps of $3,289, and $2,113 related to amortization of deferred loss on de-designated financial instruments. In 2009, Accumulated other comprehensive loss decreased with unrealized gains on interest rate swaps of $14,508.

11.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs (Note 9) using the treasury stock method.

	2011	2010	2009
Net (loss)/ income available to common stockholders	$(89,496)	$19,768	$28,685

Weighted average common shares outstanding	46,118,534	39,235,601	36,940,198
Dilutive effect of RSUs	—	366,077	259,989

Weighted average common shares—diluted	46,118,534	39,601,678	37,200,187

Basic earnings per common share	$(1.94)	$0.50	$0.78
Diluted earnings per common share	$(1.94)	$0.50	$0.77

For 2011, the RSU’s are considered anti-dilutive due to the loss from continuing operations which have resulted in their exclusion from the computation of diluted earnings per common share. For 2010 and 2009, there were no RSUs considered anti-dilutive; therefore, they are included in the computation of diluted earnings per common share.

12.	Noncontrolling Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of Flota Petrolera Ecuatoriana (Flopec), by which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006. Mare Success S.A. is fully consolidated in the accompanying financial statements.

13.	Income Taxes

Under the laws of the countries of the Company’ incorporation and/or vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses. However, the Company is not expected to be subject to United Stated Federal income tax on their gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

14.	Commitments and Contingencies

As at December 31, 2011, the Company had under construction two DP2 suezmax shuttle tankers. The total contracted amount remaining to be paid for the two vessels under construction, plus the extra costs agreed as at December 31, 2011 was $148,712. Scheduled remaining payments as of December 31, 2011 were $55,200 payable in 2012 and $93,512 in 2013.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2012	176,275
2013	125,479
2014	77,724
2015 to 2023	172,110

Net minimum charter payments	551,588

These amounts do not assume any off-hire.

On December 9, 2010, the Company signed two charter-party agreements with the same charterer, each for the charter of a DP 2 suezmax shuttle tanker for a period of fifteen years to commence on delivery of the vessels, expected in the first and second quarter of 2013 respectively. The revenue to be generated by these vessels has not been included in the above table.

15.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 7 and 8.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, marketable securities, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of time charters and pool arrangements attached to vessels acquired in 2010 (Note 2(d)) equals their market value; therefore, no intangible assets or liabilities were recognized upon acquisition of the time charters and pool arrangements. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $71,342 as compared to its carrying amount of $74,354 (Note 7). The fair value of the investment discussed in Note 3 equates to the amount that would be received by the Company in the event of sale of that investment. The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, bunker swap agreements discussed in Note 8 above and marketable securities discussed in note 4 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment discussed in Note 3 is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data. The fair values of the impaired vessels discussed in Note 5 are determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2011 and 2010 are as follows:

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets/(liabilities)
Cash and cash equivalents	175,708	175,708	276,637	276,637
Restricted cash	5,984	5,984	6,291	6,291
Marketable securities	2,534	2,534	—	—
Investments	1,000	1,000	1,000	1,000
Debt	1,515,663	1,512,651	1,562,467	1,555,374

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of income or in the balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		December 31,	December 31,	December 31,	December 31,
		2011	2010	2011	2010
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair value	—	—	20,421	23,053
	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	—	8,414	24,052

	Subtotal	—	—	28,835	47,105

Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair value	—	—	8,807	9,433
	FINANCIAL INSTRUMENTS—FAIR VALUE,net of current portion	—	—	9,386	12,386
Bunker swaps	Current portion of financial instruments—Fair value	1,755	3,378	—	—
	FINANCIAL INSTRUMENTS—FAIR VALUE,net of current portion	—	498	—	—

	Subtotal	1,755	3,876	18,193	21,819

	Total derivatives	1,755	3,876	47,028	68,924

The Effect of Derivative Instruments on the Statement of Financial Performance for the Years Ended December 31, 2011, 2010 and 2009

Derivatives in Cash Flow Hedging Relationships

	Gain (Loss) Recognized in Accumulated	Amount
	Other Comprehensive Loss on Derivative
Derivative	(Effective Portion)	2011	2010	2009
Interest rate swaps		(9,624)	(25,236)	(8,083)

Total		(9,624)	(25,236)	(8,083)

	Gain (Loss) Reclassified from	Amount
	Accumulated Other Comprehensive Loss
	into Income (Effective Portion)
Derivative	Location	2011	2010	2009
Interest rate swaps	Depreciation expense	(117)	(42)	(13)
Interest rate swaps	Interest and finance costs, net	(26,772)	(29,424)	(21,891)

Total		(26,889)	(29,466)	(21,904)

	Gain (Loss) Recognized in Income on	Amount
	Derivative (Ineffective Portion)
Derivative	Location	2011	2010	2009
Interest rate swaps	Interest and finance costs, net	—	(143)	278

Total		—	(143)	278

Derivatives Not Designated as Hedging Instruments

	Gain (Loss) Recognized on Derivative		Amount
Derivative	Location	2011	2010	2009
Interest rate swaps	Interest and finance costs, net	(5,352)	(8,356)	3,866
Bunker swaps	Interest and finance costs, net	4,260	356	8,108

Total		(1,092)	(8,000)	11,974

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2011 and 2010:

		Quoted
		Prices in
		Active	Significant
		Markets	Other
		for	Observable	Unobservable
		Identical	Inputs	Inputs
		Assets/	Assets/	Assets/
	December 31,	(Liabilities)	(Liabilities)	(Liabilities)
Recurring measurements:	2011	(Level 1)	(Level 2)	(Level 3)
Interest rate swaps	(47,028)	—	(47,028)	—
Marketable Securities	2,534		2,534
Bunker swaps	1,755	—	1,755	—

	(42,739)	—	(42,739)	—

		Quoted
		Prices in	Significant
		Active	Other
		Markets for	Observable	Unobservable
		Identical	Inputs	Inputs
		Assets/	Assets/	Assets/
	December 31,	(Liabilities)	(Liabilities)	(Liabilities)
Recurring measurements:	2010	(Level 1)	(Level 2)	(Level 3)
Interest rate swaps	(68,924)	—	(68,924)	—
Bunker swaps	3,876	—	3,876	—

	(65,048)	—	(65,048)	—

The following tables present the fair values of items measured at fair value on a nonrecurring basis for the years ended December 31, 2011 and 2010:

	December 31,	Unobservable
Nonrecurring basis	2011	Inputs (Level 3)
Vessels held for sale (Note 5)	$43,674	$43,674

	$43,674	$43,674

	December 31,	Unobservable
Nonrecurring basis	2010	Inputs (Level 3)
Vessels held for use (Note 5)	$10,546	$10,546

	$10,546	$10,546

16. Subsequent Events

(a)	On January 17, 2012 the Company drew down $28,358 being the available unused amount of an existing credit facility (Note 7).

(b)	On January 25, 2012, the Company announced a quarterly dividend of $0.15 cents per share, which was paid on February 14, 2012 to shareholders of record on February 9, 2012.

(c)	On January 31, 2012 the Company agreed to the terms of a bank loan for an amount of $73,600 relating to the financing of its first DP2 suezmax shuttle tanker, expected to be delivered at the first quarter of 2013.

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TNP
LISTED
NYSE

TEN LTD
TSAKOS ENERGY NAVIGATION LTD
Megaron Makedonia
367, Syngrou Ave.175 64 Athens, Greece
Tel: + (30) 210 94 07 710 • Fax: + (30) 210 94 07 716
www.tenn.gr • e-mail: ten@tenn.gr

TCM
Fleet Technical Manager

THE TSAKOS GROUP